Filed by TELUS Corporation
                                                    Pursuant to Rule 425
                                                    under the Securities Act

                                                    Subject Company:
                                                    Clearnet Communications Inc.


TELUS Logo                                                  Clearnet Logo


October 19, 2000

                        TELUS anticipates it will be in a
                       position to acquire Clearnet shares

Burnaby, B.C. and Scarborough, Ontario - TELUS Corporation (TSE: T, T.A; NYSE:
TU) and Clearnet Communications Inc. (TSE: NET.A; NASDAQ: CLNT) jointly announce that, while calculations are still being completed, the conditions to the Offers to Purchase appear to have been satisfied and as a result, TELUS anticipates that it will be in a position to take-up and pay for the Clearnet shares that have been tendered in accordance with the terms of the Offers. A formal announcement to this effect together with details and the pro ration factor is expected to be made before 9:00 a.m. (Eastern time), October 20, 2000.

TELUS Corporation is one of Canada's leading telecommunications companies providing a full range of communications products and services that connect Canadians to the world. The company reported $5.9 billion in revenues in 1999 and is the premier service provider in Western Canada. TELUS also provides voice, data, Internet, advertising and wireless services to Central and Eastern Canada. With the purchase of QuebecTel and a $6.6 billion offer to acquire national digital wireless service provider Clearnet Communications Inc., TELUS is rapidly strengthening its position as a leading national service provider. For more information about TELUS, visit www.telus.com.

Clearnet Communications Inc. is a leading Canadian wireless communications company that operates two state-of-the-art digital wireless networks, Clearnet PCS and Mike. Clearnet now serves more than 700,000 clients across Canada. Founded in 1984 and public since 1994, Clearnet is an Canadian controlled and managed company. For more information, please visit www.clearnet.com.

                                      -30-

For more information, please contact:

John Wheeler                                  Robert Mitchell
TELUS Investor Relations                      Clearnet Investor Relations
(780) 493-7310 (office)                       (416) 279-3219
Doug Strachan                                 Mark Langton
TELUS Media Relations                         Clearnet Media Relations
(604) 432-2663 (office)                       (416) 684-3454

Forward Looking Statements
Some statements in this document look forward in time and deal with other than historical or current facts for TELUS. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations, including but not limited to the risks associated with: the likelihood of the completion of the Offers to Purchase; general business conditions in Canada and the companies ' service territories in Canada; competition on wireless services (cellular), local and long distance services, data and internet services and within the Canadian telecommunications industry generally; adverse regulatory action; technological change; taxation; availability of sufficient funding; and generation of operating cash flow sufficient to provide financial viability. For additional information with respect to certain of these and other factors, see the reports filed by TELUS with Canadian provincial securities commissions and the United States Securities and Exchange Commission.

TELUS disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investors and security holders are advised to read the offer to exchange/prospectus, the solicitation/recommendation statement on Schedule 14D-9 and other offer documentation regarding the transaction to be filed with Canadian provincial securities commissions and the United States Securities and Exchange Commission, as they will contain important information.

Security holders may obtain a free copy of the offer to exchange/prospectus (when available) and other related documents filed by TELUS at the SEC's Web site at www.sec.gov and the SEDAR Web site at www.sedar.com. When available, the offer to exchange/prospectus and the other documents may also be obtained from TELUS, Attention: TELUS Corporation Investor Relations, Floor 30-D,10020-100 Street, Edmonton, AB T5J 0N5.